1810 Chapel Avenue West Cherry Hill, NJ 08002 (856) 661-1900 Fax: (856) 661-1919 www.flastergreenberg.com
ATTORNEYS AT LAW ● A PROFESSIONAL CORPORATION

Markley S. Roderick, Esquire

Admitted in New Jersey & Pennsylvania

       Direct Dial: (856) 661-2265

Email: mark.roderick@flastergreenberg.com

October 19, 2018

Sent by Email Only

Erin E. Martin, Legal Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20549

MartinE@sec.gov

RE:	DF Growth REIT, LLC(“DF” or the “Company”)
Draft Offering Statement on Form 1-A CIK No. 0001750695

Dear Ms. Martin:

Josh let me know by phone that you have no further comments following our submission on October 3, 2018. Accordingly, we have filed the Offering Statement publicly via EDGAR. The only change is removing the reference to an “Organizational Chart,” which was not actually submitted.

I’m not sure whether we should expect to hear from you about a qualification date. If we don’t, I will contact you again as we near the end of the 21-day period.

Thank you again for your help.

Very truly yours,

/s/ Markley S. Roderick
Markley S. Roderick

Enclosure

cc:    Mr. Alan Lewis (with enclosure)